

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

<u>**Via U.S. mail and facsimile**</u>

Mr. J. Leland Strange
President and Chief Executive Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093

> **Re:** **Intelligent Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-09330**

Dear Mr. Strange:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director